

Mail Stop 3561

January 6, 2009

Mr. Kenneth Montgomery
Chief Executive Officer
Debt Resolve, Inc.
707 Westchester Avenue, Suite L7
White Plains, New York 10604

>   **Re:    Debt Resolve, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed August 8, 2008**
>   **File No. 001-33110**

Dear Mr. Montgomery:

  We reviewed your amended filing dated August 20, 2008 and have the following comment.  Please provide a written response to our comment.

Amendment No. 1 on Form 8-K Filed August 20, 2008

1.  As previously requested in our letter dated August 11, 2008, please provide a statement to us, in writing, acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Please respond to this comment within five business days or tell us when you will provide us with a response.  Please furnish a letter that keys your response to our comment and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your response to our comments.  Please submit your response letter as a correspondence file on EDGAR.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322.

Sincerely,


Ta Tanisha Meadows
Staff Accountant